MORELLA & ASSOCIATES
ATTORNEYS AT LAW
A PROFESSIONAL CORPORATION

Warren J. Archer
Licensed to practice in PA
wjarcher@morellalaw.com
(412) 369-9696 x127

January 15, 2014

VIA UPS OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology, Filer Support
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

> **Re:** **SW Innovative Holdings, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 1, 2014**
> **File No. 024-10427**

Dear Mr. Spirgel:

This letter is being furnished on behalf of SW Innovative Holdings, Inc. (the "*Company*") in response to comments received from the staff of the Division of Corporation Finance (the "*Staff*") of the U.S. Securities and Exchange Commission (the "*Commission*") by letter dated December 10, 2014 to Mr. Norman George, Chief Executive Officer of the Company, with respect to the Company's Amendment No. 1 to Offering Statement on Form 1-A (File No. 024-10427) ("Amendment No. 1"), which was filed with the Commission on December 1, 2014.

The text of the Staff's comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers for the comments in the Staff's letter. For your convenience, we have also set forth the Company's response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are also filing today Amendment No. 2 to the Offering Statement (the "Amendment No. 2") which amendment reflects the Company's responses to the comments from the Staff. All page numbers in the responses below refer to Amendment 2, except as otherwise noted. The filing package consists of eight (8) copies of Amendment No. 2, four of which have been marked to show changes from the Offering Statement. One of the unmarked copies has been manually executed.

Balance Sheet, page 14

1.   Please revise the column "for the nine months Sept 30, 2014 to "as of September 30, 2014" on this page and on page 40.

Response: The Company has made the requested revisions. See pages 13 and 35 of Amendment No. 2.

Item 5. Use of Proceeds to Issuer, page 23

2.   We note in response to comment 4 of our prior letter you state you revised the disclosure   to your offering circular. We do ne see these revision and reissue our prior   comment.   Please revise this section to provide the specific purposes for which the   net proceeds from this offering are intended to be used, and the approximate amount   intended to be used for each such purpose. Additionally, please include a discussion   on how management will distribute the proceeds if the maximum offering is not met.   Please refer to Offering Circular Model B.

Response: The Company has made the requested disclosure. See "Use of Proceeds to Issuer" on page 21 of Amendment No. 2.

Index to Financial Statements, page 36

3.   Please revise to reflect accurate page numbers in future amendments.

Response: The Company has made the requested revisions. See page 34 of Amendment No. 2.

Financial Statements

4.   Please revise to label the title of the financial statements and notes to the financial statements as "unaudited".

Response: The Company has made the requested revisions. See the financial statements and notes to the financial statements in Amendment No. 2.

Statement of Operations, page 41
Statements of Cash Flows, page 42

5.   We note your response to comment 9.   As previously requested, please present the cumulative amount for the period from September 3, 2003 (Inception) through September 30, 2014.

Response: The Company has made the requested revision by adding to the financial statement for the years ended December 31, 2012 and 2013 a column setting out the cumulative financial information for the period from inception to December 31, 2011. See pages 47, 48 and 49 of Amendment No. 2.

Statements of Changes in Stockholders' Equity (Deficit) for the Period From December 31, 2012 to September 30, 2014, page 44.

6.   We note your response to comment 10.   As previously requested, please revise the financial statements to give a retroactive effect to the change of par value on June 13, 2014.

Response: The Company has made the requested revision. See financial statements starting on page 35 of Amendment No. 2.

7.   We note your response to comment 11. As indicated in our comment, please clarify   when those stock subscriptions were issued. In your response, you indicated that the   stock subscriptions were received in 2013 and 2014, respectively. However, we note   in   your statements of changes in stockholders' equity (deficit) that all $83,500 was   received at June 30, 2014. Please reconcile and revise accordingly. Further, please   tell us how such cash payments were reflected in the statements of cash flow.

Response: The Company has made the requested changes. See the financial statements on pages 38, 39, 50 and 51 of Amendment No. 2.

Notes to Financial Results June 30, 2014

8.   Please provide notes to the financial statements for nine months ended September 30, 2014 and delete the notes to the financial statements for six months ended June 30, 2014.

Response: The Company has made the requested revision. See notes to financial statements starting on page 40 of Amendment No. 2.

2. Summary of Significant Accounting Policies

Revenue Recognition, pages 49 and 68

9.   We note your response to comment 13. You indicate that you have made the   required disclosure. However, it appears to us that your disclosure on revenue recognition is the same as the original filing. As previously requested, please revise your accounting for prepaid telephone service including when the related revenue is   recognized.

Response: The Company has made the requested revisions. See pages 41, and 53 of Amendment No. 2.

5. Investment, pages 51 and 71

10.   We note your response to comment 15. Please tell us how the Board assessed the property value at $104,026 and disclose the fair value of the property as of each   balance sheet date.

Response: The Company has made the requested revision. See pages 44 and 55 of Amendment No. 2. In further response to the Comment, the Company states that the Board estimates that the real estate which secures the mortgage in question is worth between $130,000 and $135,000 based on its familiarity with the Florida real estate market. Among other things, Miami – Dade County property assessment records for the year 2014 state that the assessed value is $104,026 and the house is valued on the Zillow website at $160,907. Since these estimates are considerably above the $52,000 cost of the investment in the mortgage, the Company has valued the investment at the lower of cost or market; in this case the market cost to the Company of $52,000. Also, since it is unlikely that the Company will realize a loss on this investment, there is no loss to anticipate, and the Company believes it is improper to anticipate a gain on it.

6. Note Payable, page 51

11.   We note your response to our comment 16. Please state the conversion price of the $75,000 loan from a non-affiliate.

Response: The Company has made the requested revision. See page 44 of Amendment No. 2. The conversion price is $0.0001, as stated on page 44.

12.   Please reconcile the short-term and long-term note payable on the balance sheet for   each note disclosed in the footnote on this page and on page 72.

Response: The Company has made the requested revisions. See page 44 of Amendment No. 2. The short-term note of $31,468 described on page 35 is the remaining portion of the $50,000 note from Beaufort Capital which has since been paid in full.

13.   We note your response to our comment 17. Please tell us your consideration of ASC   470-20-25 paragraph 2 to 3 and paragraph 12 to 13 in assessing the fair value of the   warrant issued in connection with the $75,000 convertible notes.

Response: Initially, the Company notes the inherent unfairness of the Staff referring to disclosure obligations contained in documents which are not publicly available, but are only available to those who have joined various accounting organizations. Nevertheless, the Company notes that the warrants are a stand-alone security and the convertible notes are fully convertible into the Company's stock at a price which was the fair value of the stock at the time of issuance. The warrants are out of the money, with no chance of them coming into the money. Any disclosure about them beyond the mere disclosure of their existence would be inherently misleading to investors and provide no useful information to investors. The Company believes its disclosures relating to the warrants meet its obligations to investors.

14.   We note your response to our comment 18. Please clarify to us how you are   accounting   for the principal and accrued interest payable balances of $199,368 and $34,941,   respectively,   when the notes payable were converted. In addition, please   tell us how you presented such conversions in the statements of shareholders' equity (deficit).   We did not note such transactions on page 44. Further, as indicated in our   previous comments, please disclose the 2013 transactions and the accounting related   to the convertible notes and related derivatives in the footnotes.

Response: The Company states the following in response to the Comment:

On page 47, in the Balance Sheet for year ending 2012, in the liability section, Convertible Notes Payable Related Parties---$ 46,234.00 consists of Notes Payable Contra   -$187,328.00 and Notes Others for $ 233,562.00 ($199,368 plus $34,941 and - $747).

Also, in February 2013, the Company converted $234,309 of the Convertible notes into restricted common stock at $0.001 per share (see page 38 Statement of Shareholder Equity).   After this conversion, the Company elected to close out any remaining debt owed to the three individuals by the following journal entry:

DR. Derivative Liability	280,540.10
DR. Notes Other	5,900.00
CR. Notes Payable other	187,328.00
CR. Gain or loss on Derivative	99,112.17

See page 39 Statements of Cash Flow

Statements of Operations, page 61
Statements of Cash Flows, page 63

15.   Please present the cumulative amount for the period from September 3, 2003   (Inception) through December 31, 2013.

Response: The Company has made the requested revision. See pages 48 and 49 of Amendment No. 2.

Notes to Financial Results for December 31, 2013 and 2012

16.   We note that you reference the notes for FY 2013 and FY 2012 financial   information. However, we note that your disclosed FY 2011 and FY 2012 financial information in the notes. As such, please revise to reflect the correct information.

Response: The Company has made the requested revisions. See "Notes to Financial Results for December 31, 2013 and 2012" starting on page 52 of Amendment No. 2.

3. Going Concern and Liquidity, page 70

17.   Since the financial statements and notes to the financial statements are unaudited,   please delete the third paragraph. In addition, please revise to disclose that there is   substantial doubt as to your ability to continue as a going concern. We note your   disclosure on page 51.

Response: The Company has made the requested revisions. See page 55 of Amendment No. 2.
If you have any questions concerning the above, please call the undersigned.

Very truly yours,



Warren J. Archer

WJA/dlp
Enclosures
cc: Ms. Emily Drazan
    Mr. Robert Littlepage
    Ms. Christie Wong
    Mr. Norman George